UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

HERZFELD CARIBBEAN BASIN FUND INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42804T106
(CUSIP Number)

12/31/20
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
__	 Rule 13d-1(b)

_X_	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  42804T106



1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
133,145
6. Shared Voting Power
300,033
7. Sole Dispositive Power
133,145
8. Shared Dispositive Power
300,033

9. Aggregate Amount Beneficially Owned by Each Reporting Person
433,178 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
7.06%

12. Type of Reporting Person (See Instructions)
IN


Item 1.
(a) The Name of the Issuer is:
HERZFELD CARIBBEAN BASIN FUND INC

(b) The Address of the Issuer's Principal Executive Office is:
119 WASHINGTON AVENUE, SUITE 504
MIAMI BEACH FL 33139


Item 2.
(a) The names of the Persons Filing are:
Phillip Goldstein


(b) The address of principal place of business and principal office is:
60 Heritage Drive
Pleasantville, NY 10570

(c) Citizenship or Place of Organization: USA


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  42804T106

Item 3.
This statement is filed pursuant to 240.13d-1(c).



Item 4.
(a) Amount beneficially owned: 433,178
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 133,145
(ii) Shared power to vote or to direct the vote: 300,033
(iii) Sole power to dispose or to direct the disposition of: 133,145
(iv) Shared power to dispose or to direct the disposition of: 300,033

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ____.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Certain friends and family members of the Reporting Person (none of whom own more than 5% of the issuer's shares) are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
N/A


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Date:  	February 12, 2021


Footnote 1: The reporting person disclaims beneficial ownership
	    except to the extent of any pecuniary interest therein.